Exhibit 1.02

Berkshire Hathaway Inc.

Conflict Minerals Report

For the year ended December 31, 2013

Overview

The Dodd-Frank Wall Street Reform and Consumer Protection Act passed by the U.S. Congress and signed into law by President Obama contained provisions under Section 1502 relating to the use of conflict minerals. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, and which are currently limited to tin, tantalum, tungsten, and gold (referred to herein as “3TGs” or “conflict minerals”). In August 2012, the Securities and Exchange Commission (“SEC”) released final rules in Release No. 34-67716 (the “Rules”) requiring issuers that manufacture products with conflict minerals that are necessary to the functionality or production of the products to disclose annually whether any of those minerals originated in the Democratic Republic of the Congo or an adjoining country (the “covered countries”).

Berkshire Hathaway Inc. is a holding company owning subsidiaries engaged in a number of diverse business activities, including insurance, finance, services (including freight transportation and energy generation and transmission), retailing, wholesale distribution and manufacturing. Berkshire Hathaway Inc. and its subsidiaries may be referred to as “Berkshire,” “we” or “our” in this report. The majority of Berkshire’s operating businesses (representing approximately 80% of our 2013 consolidated revenues and 85% of our 2013 pre-tax earnings) are not manufacturers.

Certain of our manufacturing subsidiaries (representing approximately 8% of our 2013 consolidated revenues and 6% of our 2013 pre-tax earnings) manufacture products which contain no conflict minerals that are necessary to the functionality or production of those products. Those products are not subject to the disclosure requirements pursuant to the Rules.

Reasonable Country of Origin Inquiry

Several of our other manufacturers produce products containing conflict minerals which are considered necessary to the production or functionality of the manufactured products. Those products include various industrial and end-user products, such as metal working and cutting tools, jewelry, highway transportation equipment, apparel and building products, as well as certain other products.

The manufacturing operations producing these products are considered downstream whereby conflict minerals are contained in certain materials and components that we acquire from others, which are then integrated into products we manufacture. Such components can involve one or more intermediaries, such as distributors or third party components manufacturers. As a result, supply chains can be extended with respect to individual components. As downstream manufacturers, our efforts to determine the sources of necessary 3TGs are fundamentally dependent on the cooperation of our direct suppliers and, in turn, on their upstream suppliers within the supply chain.

We conducted a good faith reasonable country of origin inquiry (“RCOI”) that was designed to determine whether (a) any of the conflict minerals in these products originated in the Democratic Republic of the Congo or an adjoining country, as defined under the Rules, or (b) were from recycled or scrap sources. Our RCOI process is summarized as follows.

We conducted surveys with our direct suppliers to confirm the source of the conflict minerals included in the components or materials supplied. We obtained confirmations or certifications from suppliers, and when deemed appropriate, we used data collection templates based on those developed by or based on the Electronic Industry Citizenship Coalition ® and the Global e-Sustainability Initiative, as well as certifications from suppliers.

We gathered, reviewed, and evaluated supplier responses and conducted follow-up inquiries as necessary.

We considered other publicly available information from the supplier or its industry concerning the sources of 3TGs.

When deemed appropriate, we also referenced the smelters and refiners of 3TGs identified in responses to those identified as conflict free by programs such as the EICC/GeSI Conflict Free Smelter program for tantalum, tin, tungsten and gold.

Based on the RCOI’s that we conducted, (a) we have no reason to believe that the conflict minerals contained in the products described above derived from the covered countries or (b) we have reason to believe that the conflict minerals contained in these products derived from recycled material or scrap.

Due Diligence

In addition to the products discussed under the preceding section, certain Berkshire subsidiaries also manufacture products that contain necessary 3TGs where we could not reasonably conclude through the RCOI process that the 3TGs derived from sources other than the covered countries or that the 3TGs derived from recycled or scrap sources. The 3TGs in these products relate to components included in various products, such as manufactured homes, water treatment systems and pilot training simulators, as well as certain other products.

Manufacturing operations producing these products are considered downstream whereby conflict minerals are contained in certain materials and components that we acquire from others, which are then integrated into products we manufacture. Such components involve one or more intermediaries, such as distributors or components manufacturers. As a result, supply chains are extended with respect to individual components. As downstream manufacturers, our efforts to determine the sources of necessary 3TGs are fundamentally dependent on the cooperation of our direct suppliers and, in turn, on their upstream suppliers within the supply chain.

Berkshire’s conflict mineral due diligence efforts were primarily conducted through our subsidiaries. Berkshire’s corporate office consulted with these subsidiaries concerning the Rules and reviewed the compliance efforts conducted by these subsidiaries. Berkshire’s management believes these subsidiaries have established the appropriate processes and procedures relative to their operations.

With respect to necessary 3TGs contained in those products, we commenced more extensive source supply chain due diligence processes. We believe our processes align with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. The framework of the OECD due diligence guidance provides:

The development and communication of appropriate management systems, policies and controls concerning conflict minerals;

The identification and assessment of risks in the supply chains, by attempting to identify and evaluate the suppliers of conflict minerals within the supply chain, with the objective of identifying smelters and refiners of those minerals and assessing their efforts to maintain responsible supply chains;

Development, implementation and monitoring of strategies to respond to identified risks within the supply chain by working with suppliers and industry organizations as needed to mitigate identified risks, including remedial actions;

Independent third party audits of smelters/refiners due diligence practices; and

Reporting annually on supply chain due diligence.

Based on procedures performed, we are currently unable to determine the sources of the 3TGs contained in these products primarily because we are not yet able to obtain adequate information and verification from all suppliers in the supply chains of these subsidiaries. As permitted under the Rules, this report has not been subject to an independent private sector audit related to the design of our due diligence measures. Our due diligence efforts are an on-going process and we will adopt additional policies and procedures as necessary to provide reasonable assurance that the 3TGs contained in these manufactured products originate from conflict-free sources. We will continue to further implement the OECD due diligence guidance. These efforts will be adapted to new products and suppliers and to our continuing efforts to maintain information on the sources of 3TGs used in existing products from current suppliers.

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